UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07018

REPORT FOR PERIOD

October 1, 2004 to December 31, 2004

PURSUANT TO RULE 24

In the matter of

CONESVILLE COAL PREPARATION COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT CONESVILLE COAL PREPARATION COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated October 29, 1984, provides on Exhibits 1 through 5 the following information for the period October 1, 2004 through December 31, 2004:

a) corporate statements of income by month;
b) corporate balance sheets by month;
c) statements of quantities of coal processed and customer billings for coal washing services by month;
d) summary of expenses related to the operations of the coal washing facilities by month, and;
e) the price per ton of coal deliveries by month.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Conesville Coal Prepartation Company has duly caused this report to be signed on its behalf on this 18th day of March, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

CONTENTS
Exhibit
Statements of Income	1
Balance Sheets	2
Statements of Quantities of Coal Processed and Customer Billings for Coal Washing Services	3
Statements of Cost of Operation	4
Price Per Ton of Coal Deliveries	5

				Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004
(unaudited)

	Month Ended
	October 31, 2004	November 30, 2004	December 31, 2004	Three Months Ended December 31, 2004
	(in thousands)
Operating Revenues - Services to Parent	$942	$764	$807	$2,513
Cost of Operation	938	759	766	2,463
Operating Income	4	5	41	50
Nonoperating Income	4	3	4	11
Income Before Federal Income Taxes and Interest Charges	8	8	45	61
Interest Charges	-	-	-	-
Federal Income Tax Expense	2	2	39	43
Net Income	$6	$6	$6	$18

The common stock of the Company is wholly-owned by Columbus Southern Power Company

			Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 2004
(UNAUDITED)

	October 31, 2004	November 30, 2004	December 31, 2004
	(in thousands)
ASSETS

MINING PLANT
Mining Plant in Service	$1,765	$1,768	$1,771
Accumulated Amortization	1,504	1,508	1,512
NET MINING PLANT	261	260	259

OTHER PROERTY AND INVESTMENTS	45	40	35

CURRENT ASSETS
Cash and Cash Equivalents	2	2	-
Advances to Affiliates	2,429	2,532	2,607
Accounts Receivable - General	12	12	12
Accounts Receivable - Affiliated Companies	942	765	840
Materials and Supplies	1,359	1,375	1,315
Other	36	35	35
TOTAL CURRENT ASSETS	4,780	4,721	4,809

DEFERRED INCOME TAXES	1,750	1,787	1,267

DEFERRED CHARGES	14	22	25

TOTAL ASSETS	$6,850	$6,830	$6,395

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock - Par Value $1,000 Per Share:
Authorized - 500 Shares; Outstanding - 100 Shares	$100	$100	$100
Paid-in Capital	400	400	400
Accumulated Other Comprehensive Loss	(66)	(66)	(147)
Retained Earnings	1,298	1,304	1,310
TOTAL SHAREHOLDER'S EQUITY	1,732	1,738	1,663

OTHER NONCURRENT LIABILITIES	3,509	3,559	3,737

CURRENT LIABILITIES
Accounts Payable - General	315	243	316
Accounts Payable - Affiliated Companies	86	37	38
Taxes Accrued	533	577	53
Other	500	508	587
TOTAL CURRENT LIABILITIES	1,434	1,365	994

OTHER DEFERRED CREDITS	175	168	1

TOTAL CAPITALIZATION AND LIABILITIES	$6,850	$6,830	$6,395

					Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

Services Rendered to Columbus Southern Power Company's Conesville Plant*	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(in thousands)

October 2004	221,132	34,709	186,423	$2.67	$942
November 2004	217,870	33,198	184,672	5.47	764
December 2004	179,875	30,500	149,375	4.64	807

* Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

				Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

	October 2004	November 2004	December 2004	Three Months Ended December 31, 2004
	(in thousands)
Labor - UMW*	$189	$226	$213	$628
Benefits - UMW*	106	103	105	314
Operating Materials	67	41	20	128
Maintenance - Materials and Services	83	38	174	295
Electricity	47	50	67	164
Other Billed Services	122	55	101	278
Taxes Other Than Income Tax	22	16	14	52
Rentals	214	223	211	648
Depreciation	4	4	4	12
Cleaning Cost Normalization**	87	(8)	(167)	(88)
Other Billed Services	(3)	11	24	32
Total	$938	$759	$766	$2,463

* United Mine Workers of America

** Represents the deferral/accrual required to establish revenue based on forcasted results for the remainder of the year. The amount of clearing cost normailization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

					Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

	October 2004		November 2004		December 2004

Clean Coal Deliveries from Conesville Coal Preparation Plant (a)	$35.89	*	$34.37	*	$33.90	*

(a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power Company's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

*Average price per ton.